40-33



811-06479
(Health + Science Fund
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

November 29, 2005


05075643


SEC MAIL
DEC 2005
WASH. D.C.

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313) and INVESCO Funds Group, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Rule 41(a)(ii) Stipulation of Dismissal with Prejudice** and **Order of Dismissal on Stipulation** in *Lawrence Zucker, et al. v A I M Advisors, Inc.* and *Stanley Lieber, et al., v. INVESCO Funds Group, Inc. and A I M Advisors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

PROCESSED
DEC 28 2005
THOMSON
FINANCIAL

S:\srr\Litigation\Zucker v AIM\Corr\L-112905SEC.doc
112905 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

LAWRENCE ZUCKER, On Behalf of AIM Small Cap Growth Fund/Class A, AIM Small Cap Growth Fund/Class B, AIM Small Cap Growth Fund/Class C, -against- A I M DISTRIBUTORS, INC.	:	Civil Action No. H-03-5653 (consolidated for pre-trial purposes)
STANLEY LIEBER, On Behalf of INVESCO Core Equity Fund/Investor Class and INVESCO Health Science Fund/Investor Class, -against- INVESCO DISTRIBUTORS, INC. and A I M DISTRIBUTORS, INC.	:	**Rule 41(a)(ii) Stipulation of Dismissal with Prejudice**

The above-titled actions are hereby dismissed, on the merits, with prejudice, and without costs to any party, pursuant to Rule 41(a)(ii), Fed. R. Civ. P.

SCHWARTZ, JUNELL, GREENBERG
& OATHOUT, L.L.P.

/s/ Roger B. Greenberg
by:______________________
Roger B. Greenberg

Texas State Bar No. 08390000
Federal I.D. No. 3932
Attorney-in-Charge
909 Fannin St., Suite 2000
Houston, Texas 77010
713/752-0017 Telephone
713/752-0327 Facsimile

ZIMMERMAN, LEVI & KORSINSKY, LLP
Eduard Korsinsky
39 Broadway, Suite 1601
New York, New York 10006
212/363-7500 Telephone
212/363-7171 Facsimile

ZIMMERMAN, LEVI & KORSINSKY, LLP
Jean Marc Zimmerman
226 St. Paul Street
Westfield, New Jersey 07090
908/654-8000 Telephone
908/654-7207 Facsimile

Attorneys for Plaintiffs

POLLACK & KAMINSKY

/s/ Daniel A. Pollack

by:_______________________________

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria

114 West 47th Street, Suite 1900
New York, New York 10036
212/575-4700 Telephone
212/575-6560 Facsimile

GIBBS & BRUNS, L.L.P.
Michael K. Oldham
Sean W. Cruse
Sydney G. Ballesteros
1100 Louisiana, Suite 5300
Houston, Texas 77002
713/751-5268 Telephone
713/750-0903 Facsimile

MAYER, BROWN, ROWE & MAW, LLP
Charles S. Kelley
State Bar No. 11199580
Southern District Number 15344
700 Louisiana Street, Suite 3600
Houston, TX 77002-2730

t (713) 547-9634
f (713) 632-1834

Attorneys for Defendants A I M Distributors, Inc. and INVESCO Distributors, Inc.

Dated: November 23, 2005

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

LAWRENCE ZUCKER, et al., Plaintiff,	§	
v.	§	CIVIL ACTION NO. H-03-5653
AIM DISTRIBUTORS, INC., Defendant.	§	
STANLEY LIBER, et al.,	§	
v.	§	
INVESCO DISTRIBUTORS, INC., et al.,	§	

ORDER OF DISMISSAL ON STIPULATION

The Court is in receipt of an Agreed Rule 41 (a)(ii) Stipulation of Dismissal with Prejudice in which the parties agree that the above actions are to be dismissed on the merits with prejudice and without costs to any party pursuant to F.R.C.P. Rule 41(a)(ii). Accordingly, it is hereby

ORDERED that this case is DISMISSED with prejudice, with each party to bear its own costs.

The Clerk will enter this Order and notify all parties.

SIGNED at Houston, Texas, on November 28, 2005.



Ewing Werlein, Jr.
United States District Judge